UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
JUNIPER CONTENT CORPORATION

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
48203W 103

(CUSIP Number)
Steven G. Chrust
c/o Graubard Miller
405 Lexington Avenue
New York, NY 10174-1901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 11, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Steven G. Chrust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,502,938

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

9,502,938

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,502,938

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

74.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Centripetal Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,502,938

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

9,502,938

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,502,938

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

74.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Juniper Venture LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,502,938

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

9,502,938

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,502,938

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

74.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

     This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is filed by Steven G. Chrust (“Chrust”), Centripetal Management, LLC (“Centripetal”) and Juniper Venture LLC (“Venture”) with respect to ownership of common stock of Juniper Content Corporation, a Delaware corporation (the “Issuer”). This Amendment No. 1 amends the Schedule 13D (“Original Schedule 13D”) filed on March 10, 2008. Except as hereby amended, the disclosure contained in the Original Schedule 13D remains unchanged. Defined terms used in this Amendment No. 1 that are not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.
     The percentages of beneficial ownership reflected in this Amendment No. 1 are based upon 3,201,431 shares outstanding as of December 29, 2008 as set forth in the Issuer’s Current Report on Form 8-K filed on December 29, 2008.
Item 3. Source and Amount of Funds or Other Consideration.
     The disclosure under this Item is hereby amended to add the following:
     On March 18, 2008, Venture purchased an additional 0.7 units, representing an aggregate of 21.875 shares of Preferred Stock and Warrants to purchase an aggregate of 21,875 shares of Common Stock of the Issuer. Of the 21,875 Warrants sold, 10,937 have an exercise price of $0.01 per share, 5,469 have an exercise price of $2.50 per share and 5,469 have an exercise price of $5.00 per share.
     Venture used its working capital to purchase the foregoing securities.
     Concurrently with the second closing of the private placement, the Issuer paid to Venture $4,900 in cash and issued to them Rebate Warrants to purchase 3,063 shares of the Issuer’s Common Stock, representing a rebate on the purchase price.
     On February 11, 2009, Venture purchased $750,000 principal amount of 8% Senior Secured Convertible Promissory Notes due August 31, 2009 (“Notes”). The Notes are convertible into shares of the Issuer’s Series B Participating Preferred Stock (“Series B Preferred”). The Notes were purchased in a private placement pursuant to a Securities Purchase Agreement (“New Purchase Agreement”) and are secured by all of the assets of the Issuer pursuant to a security agreement between the Issuer and the purchasers of the Notes (“Security Agreement”). The Notes are convertible into shares of Series B Preferred at a rate of $1,000 per share. The terms of the Notes and Series B Preferred are set forth in the form of Note, Security Agreement and Certificate of Designations, Preferences and Rights of Series B Participating Preferred Stock.
     Venture used its working capital to purchase the foregoing securities.
     Concurrently with the closing of the private placement, the Issuer paid to Venture $52,500 in cash and issued to it five-year warrants (“New Rebate Warrants”) to purchase 525,000 shares of the Issuer’s Common Stock, representing a rebate on the purchase price. The New Rebate Warrants have an exercise price of $0.10 per share and expire on February 10, 2014.
Item 4. Purpose of Transaction
     The disclosure under this Item is amended by replacing it in its entirety with the following:

     Venture acquired the securities described above for investment purposes.
     (i) Chrust, Centripetal and Venture may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions. Venture holds 690.625 shares of Preferred Stock, initially convertible into 690,625 shares of the Issuer’s Common Stock. The Preferred Stock is convertible into shares of Common Stock at any time, in whole or in part, at a conversion price of $3.20 per share, subject to adjustment. Additionally, the Issuer can force the holders to convert if the Common Stock trades at $6.00 per share for any 20 out of 30 trading days and ends that period at $6.00.
     Venture also holds the Notes which, together with any accrued but unpaid dividends, are convertible into shares of Series B Preferred at a rate of $1,000 per share.
     Venture also holds Warrants to purchase 690,625 shares of the Issuer’s Common Stock, Rebate Warrants to purchase 96,688 shares of the Issuer’s Common Stock and New Rebate Warrants to purchase 525,000 shares of the Issuer’s Common Stock. Of the 690,625 Warrants held by Venture, 345,312 have an exercise price of $0.01 per share, 172,656 have an exercise price of $2.50 per share and 172,657 have an exercise price of $5.00 per share. The Warrants expire on February 28, 2013. The Rebate Warrants have an exercise price of $1.00 per share and expire on February 28, 2013. The New Rebate Warrants have an exercise price of $0.10 per share and expire on February 10, 2014.
     (ii) In connection with the purchase of the Preferred Stock, the Issuer granted Venture the right to appoint one director to the Issuer’s Board of Directors. This right terminates when Venture or its affiliates beneficially owns less than 500,000 shares of Common Stock (subject to adjustment in the case of stock dividends, splits or similar transactions) or 10% of the outstanding voting securities of the Issuer. Pursuant to this right, Chrust was appointed as a director of the Issuer.
     The Notes are convertible, at the option of the holder, into shares of Series B Preferred. The Issuer has granted the holders of the shares of Series B Preferred the right to appoint two directors to the Issuer’s Board of Directors.
     (iii) At the date of this Statement, Chrust, Centripetal and Venture, except as set forth in this Statement, the Issuer’s public filings and consistent with Chrust’s position as a director of the Issuer, has no plans or proposals which would result in:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer’s business or corporate structure;
     (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j) Any action similar to any of those actions enumerated above.
Item 5. Interest in Securities of the Issuer.
     The disclosure under this Item is amended by replacing it in its entirety with the following:
     (a) – (b) Chrust beneficially owns 9,502,938 shares of the Issuer’s Common Stock as follows: (i) 690,625 shares of Common Stock issuable upon conversion of the Preferred Stock held by Venture, (ii) 690,625 shares of Common Stock issuable upon exercise of the Warrants held by Venture, (iii) 96,688 shares of Common Stock issuable upon exercise of the Rebate Warrants held by Venture, (iv) 750 shares of Series B Preferred that are entitled to vote on all matters on a common equivalent basis (currently representing 7,500,000 shares of Common Stock) and (v) 525,000 shares of Common Stock issuable upon exercise of the New Rebate Warrants. Chrust is a Senior Principal of Centripetal, the manager of Venture, which has sole voting and dispositive power of such securities. Chrust beneficially owns 74.8% of the Issuer’s outstanding shares of Common Stock.
     Centripetal beneficially owns 9,502,938 shares of the Issuer’s Common Stock as follows: (i) 690,625 shares of Common Stock issuable upon conversion of the Preferred Stock held by Venture, (ii) 690,625 shares of Common Stock issuable upon exercise of the Warrants held by Venture, (iii) 96,688 shares of Common Stock issuable upon exercise of the Rebate Warrants held by Venture, (iv) 750 shares of Series B Preferred that are entitled to vote on all matters on a common equivalent basis (currently representing 7,500,000 shares of Common Stock) and (v) 525,000 shares of Common Stock issuable upon exercise of the New Rebate Warrants. Centripetal, as the manager of Venture, has sole voting and dispositive power of such securities. Centripetal beneficially owns 74.8% of the Issuer’s outstanding shares of Common Stock.
     Venture beneficially owns 9,502,938 shares of the Issuer’s Common Stock as follows: (i) 690,625 shares of Common Stock issuable upon conversion of the Preferred Stock held by Venture, (ii) 690,625 shares of Common Stock issuable upon exercise of the Warrants held by Venture, (iii) 96,688 shares of Common Stock issuable upon exercise of the Rebate Warrants held by Venture, (iv) 750 shares of Series B Preferred that are entitled to vote on all matters on a common equivalent basis (currently representing 7,500,000 shares of Common Stock) and (v) 525,000 shares of Common Stock issuable upon exercise of the New Rebate Warrants. Venture has sole voting and dispositive power of such securities. Venture beneficially owns 74.8% of the Issuer’s outstanding shares of Common Stock.

     (c) On February 10, 2009, the Issuer sold $750,000 principal amount of Notes to Venture. The Notes were sold in a private placement pursuant to the New Purchase Agreement.
     The Company paid to Venture $52,500 in cash and issued to it five-year New Rebate Warrants to purchase 525,000 shares of the Issuer’s Common Stock, representing a rebate on the purchase price. The New Rebate Warrants have an exercise price of $0.10 per share
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The disclosure under this Item is amended by replacing it in its entirety with the following:
     See Items 3 and 4 with respect to the Purchase Agreement, Preferred Stock, Warrants, Rebate Warrants, New Purchase Agreement, Notes, Series B Preferred and New Rebate Warrants. Copies of the Purchase Agreement, the Certificate of Designations, Preferences and Rights of Senior 7% Convertible Series A Preferred Stock and the form of Warrants and Rebate Warrants are incorporated herein by reference from Exhibits B, C and D, respectively. Copies of the New Purchase Agreement, Notes, the Security Agreement, the Certificate of Designations, Preferences and Rights of the Series B Participating Preferred Stock and the form of New Rebate Warrants are incorporated herein by reference from Exhibits E, F, G, H and I, respectively.
Item 7. Material to be Filed as Exhibits.
     The disclosure under this Item is hereby amended to add the following:
E.	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 in the Company’s Current Report on Form 8-K, dated February 11, 2009 and filed with the SEC on February 13, 2009).

F.	Form of Note (incorporated by reference to Exhibit 10.3 in the Company’s Current Report on Form 8-K, dated February 11, 2009 and filed with the SEC on February 13, 2009).

G.	Security Agreement (incorporated by reference to Exhibit 10.2 in the Company’s Current Report on Form 8-K, dated February 11, 2009 and filed with the SEC on February 13, 2009).

H.	Certificate of Designations, Preferences and Rights of Series B Participating Preferred Stock (incorporated by reference to Exhibit 4.1 in the Company’s Current Report on Form 8-K, dated February 11, 2009 and filed with the SEC on February 13, 2009).

I.	Form of New Rebate Warrant (incorporated by reference to Exhibit 10.4 in the Company’s Current Report on Form 8-K, dated February 11, 2009 and filed with the SEC on February 13, 2009).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2009

/s/ Steven G. Chrust

Steven G. Chrust

CENTRIPETAL MANAGEMENT, LLC

By:	/s/ Steven G. Chrust Name: Steven G. Chrust
Title: Senior Principal

JUNIPER VENTURE LLC

By:	Centripetal Management, LLC, Manager

By:	/s/ Steven G. Chrust

Name: Steven G. Chrust
Title: Senior Principal